SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 4, 2022

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 4, 2022 regarding “Ericsson Annual Report 2021 published”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: March 4, 2022

PRESS RELEASE March 4, 2022

Ericsson Annual Report 2021 published

•	Annual Report 2021 available for download and printed version available for order

•

The Annual Report 2021 publication consists of Ericsson’s Financial report 2021, the Corporate Governance Report 2021, the Remuneration Report 2021 and the Sustainability and Corporate Responsibility Report 2021

The Ericsson (NASDAQ: ERIC) Annual Report 2021 is now available to download from the Ericsson web site: www.ericsson.com/en/investors/. Printed copies of the Annual Report 2021 will be available for order by filling in the form on this page: www.ericsson.com/en/investors/finansiella-rapporter-och-filings/order-annual-report

The Swedish Annual Report 2021 is also available on Ericsson’s website in European Single Electronic Format (ESEF).

Update—legal proceedings

After the annual report was finalized on March 3, 2022, Ericsson learned that Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed in the United States District Court for the Eastern District of New York. The complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and disclosure policies and obligations and the conduct of its business in Iraq.

For further information, please visit the Investor Relations pages: https://www.ericsson.com/en/investors

NOTES TO EDITORS:

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PRESS RELEASE March 4, 2022

FOR FURTHER INFORMATION, PLEASE CONTACT:

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 705 75 29 06

E-mail: peter.nyquist@ericsson.com

Investors

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director, Investor Relations

Phone: +46 709 86 02 27

E-mail: Stefan.jelvin@ericson.com

Media

John Moorwood, Head of Global Media

Phone: +44 79 093 249 18

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the Swedish Securities Markets Act. The information was submitted for publication at 04:30 PM CET on March 4, 2022.

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